Exhibit 16.1

August 12, 2013

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We are previously principal accountants for Enzon Pharmaceuticals, Inc. and subsidiaries (the “Company”) and, under the date of March 18, 2013, we reported on the consolidated financial statements of the Company as of December 31, 2012 and 2011 and for the three-year period ended December 31, 2012 and the effectiveness of internal control over financial reporting as of December 31, 2012. On August 7, 2013, we were dismissed.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated August 12, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements under “Appointment of EisnerAmper LLP as Independent Registered Public Accounting Firm.”

Very truly yours,

/s/ KPMG LLP